Scorpio Tankers Inc. Announces Amendments to Its Management Agreements
MONACO -- (Marketwired - September 29, 2016) - Scorpio Tankers Inc. (NYSE: STNG) (the "Company") announced today that it has entered into an agreement to amend its Administrative Services Agreement with Scorpio Services Holding Limited (“SSH”) and its Master Agreement with Scorpio Commercial Management (“SCM”) and Scorpio Ship Management (“SSM”).  Under the terms of the amendments, (i) the fee of 1% payable to SSH upon any future vessel sale or purchase will be eliminated; and (ii) in the event of the sale of one or more vessels, provided it does not amount to a sale of substantially all vessels, the notice period to terminate the commercial and technical management agreements will be reduced from two years to three months and a fee equal to three months of management fees will be payable to SCM and SSM upon termination. There is no consideration payable by the Company for these amendments. The effective date of these amendments is September 29, 2016.

The independent members of the Company's Board of Directors unanimously approved the amendments to the Administrative Services Agreement and Master Agreement described in the preceding paragraph.

About Scorpio Tankers Inc.
Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns 77 product tankers (21 LR2, 14 Handymax, and 42 MR tankers) with an average age of 1.9 years and time charters-in 15 product tankers (two LR2, one LR1, seven MR and five Handymax tankers). The Company has contracted for 10 newbuilding product tankers (eight MR and two LR2 tankers). The first LR2 is expected to be delivered in December 2016 and the second LR2 is expected to be delivered in the first quarter of 2017. The eight MRs are expected to be delivered throughout 2017 and the first quarter of 2018. Additional information about the Company is available at the Company's website www.scorpiotankers.com, which is not a part of this press release.

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation, and specifically decline any obligation, except as required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contact Information
Scorpio Tankers Inc.
212-542-1616